Exhibit 99.1

800 – 324 8th Avenue SW Calgary AB, T2P 2Z2 www.computershare.com
February 27, 2023 To: All Canadian Securities Regulatory Authorities New York Stock Exchange Toronto Stock Exchange Securities and Exchange Commission Dear Sirs/Madames:
Subject: TELUS International (Cda) Inc.

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 24, 2023
Record Date for Voting (if applicable):	March 24, 2023
Beneficial Ownership Determination Date:	March 24, 2023
Meeting Date:	May 12, 2023
Meeting Location (if available):	Virtual Meeting (Online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
Subordinate Voting Shares	87975H100	CA87975H1001
Multiple Voting Shares	N/A	N/A

Sincerely, Computershare

Agent for TELUS International (Cda) Inc.